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                                                                      EXHIBIT 2


                         [CHAD THERAPEUTICS LETTERHEAD]



         Contact: Earl L. Yager             Subject: Share Purchase
                  Senior Vice President              Rights Plan

                          CHAD THERAPEUTICS' ANNOUNCES
                        SHAREHOLDER PURCHASE RIGHTS PLAN

CHATSWORTH, California, April 24, 1997

Chad Therapeutics, Inc. (ASE-CTU), producer and distributor of oxygen conserving devices and portable oxygen systems used by pulmonary patients who need supplementary oxygen, today announced that its Board of Directors unanimously adopted a Share Purchase Rights Plan. Under the Plan, Rights to purchase Common Shares of the company will be distributed as a dividend at the rate of one Right for each Chad Common Share held of record as of the close of business on May 5, 1997.

The Rights are not being distributed in response to any effort to acquire control of Chad, and the Board is not aware of any such effort. The Plan is being implemented to protect Chad's shareholders in the event that any effort to acquire control occurs.

Each Right will entitle holders of Chad Common Shares to buy one Common Share at an exercise price of $25.00. The Rights will be exercisable, and will detach from the Common Shares, only if a person or group acquires 15 percent or more of Chad's outstanding Common Shares, or were to announce a tender or exchange offer that, if consummated, would result in a person or group beneficially owning 15 percent or more of Chad's Common Shares. If such an event occurs without prior approval of the Disinterested Board (the Company's outside Directors), each Right would entitle the holder (other than such acquiring person or group) to purchase Chad Common Shares (or, in certain circumstances, Common Shares of the acquiring person or group) with a value of twice the exercise price of the Rights, Chad will be entitled to redeem the Rights at U.S. $0.001 per right at any time before the close of business on the tenth day after the Rights become exercisable. The Rights will expire at the close of business on May 5, 2007.

Complete details of the Rights Plan are outlined in materials that will be mailed to all shareholders.

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